December 5, 2019

Alexander M. Salgado
Chief Executive Officer
Veritas Farms, Inc.
1512 E. Broward Boulevard, Suite 300
Fort Lauderdale, FL 33301

       Re: Veritas Farms, Inc.
           Registration Statement on Form S-1
           Filed November 27, 2019
           File No. 333-235300

Dear Mr. Salgado:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Gregory Dundas at (202) 551-3436 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Life
Sciences
cc:    Dale S. Bergman, Esq.